Exhibit 14.3

MEMORANDUM

TO:	Management
REPRO-MED SYSTEMS, INC.

FROM:	Stephen Feinberg of counsel to Salon Marrow Dyckman Newman & Broudy LLP

DATE:	March 16, 2011

RE:	Federal Securities Law Considerations for Management of REPRO-MED SYSTEMS, INC.

The following is an explanation of certain federal securities laws issues relating to the purchase and sale of the Company’s securities and other compliance matters. Federal legislation gives the Securities and Exchange Commission (“SEC”) and courts powers in sanctioning and imposing penalties against individuals and companies for violations of the federal securities laws.

In light of the importance of preserving the Company’s reputation for maintaining the highest legal and ethical standards as well as the detrimental impact of any failures to comply with applicable law, it is imperative that all officers and directors fully understand their responsibilities for complying with the relevant federal securities laws.

A.	Insider Trading Restrictions

In the course of their employment with the Company or its subsidiaries, directors, officers and employees frequently come into possession of confidential and highly sensitive information concerning the Company, its customers, suppliers or other corporations with which the Company has contractual relationships or may be negotiating transactions. Much of this information has a potential for affecting the market price of securities issued by the corporations involved. Under some circumstances, federal securities law imposes potentially onerous civil and criminal penalties on persons who improperly obtain or use material non-public information, in connection with a purchase or sale of securities.

In 1988, Congress passed new insider trading legislation which explicitly empowers the SEC to seek substantial civil penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” i.e., an employer. Civil penalties for persons who control violators can equal the greater of $1,000,000 or three times the profit gained or losses avoided. Employers may also be subject to criminal penalties of $2,500,000 for insider trading violations committed by employees. Accordingly, when the maximum criminal penalty is combined with the maximum civil penalty, employers of persons who trade on the basis of insider information may be liable for up to $3,500,000 -- even for employee violations that yield a small profit gained or loss avoided.

The statute provides that any “controlling person” may be liable for civil penalties up to the amount specified above if the controlling person both (i) knew or recklessly disregarded the fact that the employee was likely to engage in a violation and (ii) failed to take appropriate steps to prevent that violation before it occurred. Moreover, in recent years, the SEC and governmental prosecutors have been vigorously enforcing the insider trading laws against both individuals and institutions.

Given all of these factors, it is imperative that the Company provide specific guidance concerning the propriety of various persons’ transactions, and to impose specific procedures in certain cases to attempt reasonably to ensure that neither the Company nor its employees violates insider trading laws.

1.	Explanation of the Law

The federal securities laws and regulations have been held to prohibit the purchase or sale of a security at a time when the person trading in that security possesses material non-public information concerning the issuer of the security, or the market for the security, which has not yet become a matter of general public knowledge and which has been obtained or is being used in breach of a duty to maintain the information in confidence. Communication of non-public information to a third party, under circumstances where improper trading can be anticipated, is also prohibited.

Material non-public information includes information that is not available to the public at large which could affect the market price of the security and to which a reasonable investor would attach importance in deciding whether to buy, sell, or retain the security. Common examples of information that will frequently be regarding as material are: projections by a Corporation’s officers of future earnings or losses; news of a pending or proposed merger or acquisition, or a tender offer or exchange offer; news of a significant sale of assets or the disposition of a subsidiary; impending bankruptcy or financial liquidity problems; changes in dividend policies or the declaration of a stock split or the offering of additional securities; changes in management; significant new products or the gain or loss of a substantial customer or supplier. It should be noted that either positive or adverse information may be material.

Information is considered to be available to the public only when it is has been released to the public through appropriate channels (e.g., by the filing of a statement or report with the SEC or release of a statement from one of the corporation’s senior officers) and enough time has elapsed to permit the investment market to absorb and evaluate the information. Once public release has occurred, information will normally be regarded as absorbed and evaluated within two or three days thereafter.

2.	Company Policy

As long as an officer, director or employee has material non-public information relating to the Company or any other corporation, including any of the Company’s customers, it is Company policy that the officer, director or employee may not buy or sell the securities of the Company or the other corporation. Equally important, the information may not be passed along to others.

To avoid potential liability, under the Company’s policy all officers, directors and employees of the Company must not purchase or sell securities of the Company at a time when the officers, director or employee is aware of any material non-public information about the Company, regardless of how that information was obtained. All employees sign an employee confidentiality agreement wherein they agree not to improperly use non-public information which they may become aware of due to their employment with the Company. The officer, director or employee also must not permit any member of his or her immediate family or anyone acting on his or her behalf, or anyone to whom she has disclosed the information, to purchase or sell such securities.

After the information has been publicly disclosed through appropriate channels, a reasonable time should be allowed to elapse (at least two business days) before trading in the security, to allow for public dissemination and evaluation of the information.

Since it is often difficult to determine whether the standards specified above have been satisfied, it is the Company’s policy that officers, directors and employees must not purchase or sell securities of any company or publicly trading partnership known or believed to be a significant customer of or significant supplier to the Company, whether or not the officer, director or employee possesses specific material non-public information, unless the written permission of the Company is first received. For purposes of this policy, a company or partnership would be a significant customer or significant supplier if its business with this Company constituted either a material or important portion of this Company’s business or a material or important portion of its own business.

A question arises as to the amount of time, after the release by the Company of its earnings, that officers, directors and senior management can purchase or sell Company stock without running into the period when they would have knowledge, or the appearance of knowledge, of the Company’s results for the subsequent reporting period. The Company normally releases its quarterly results approximately forty five (45) days after the end of the quarter and ninety (90) days after the end of the fiscal year. Insiders should wait a period of time after release of information so as to assure that the information has been publicly disseminated. The Company has adopted a policy that insiders (officers, directors and senior management) shall not execute transactions in the Company’s stock until two (2) days after the release of the information. The Company’s policy would permit insiders a “window” to buy or sell Company securities of thirty (30) days, after the two day waiting period following the release of information, for quarterly results and of fourteen (14) days after the two (2) day waiting period following the release of information for year-end results. (The shorter “window” following year-end results is due to (i) the fact that earnings are released a month later than quarterly results and (ii) the first quarter ends one month after release of the year-end numbers and thus first quarter results are therefore known closer to the time of the release of the year end results then are subsequent quarterly results). Of course during the “window” periods if an insider becomes aware of any material undisclosed information regarding the Company it would be illegal for the insider to purchase or sell any Company stock.

In addition, it is the Company’s policy that officers and directors should not engage in any of the following activities with respect to the securities of the Company:

(a)

Trading in Company securities on a short-term basis. Any Company security purchased must be held for a minimum of six (6) months before sale, unless the security is subject to forced sale, e.g., as a consequence of merger or acquisition;

(b)	Purchases on margin;

(c)	Short sales; or

(d)	Buying or selling put options or call options on Company common stock.

B.	Section 16 Issues

Section 16 of the Securities Exchange Act of 1934 (“1934 Act”) generally requires officers, directors and greater than ten (10%) percent stockholders of public corporations to file certain reports with the SEC, securities exchanges and their respective corporations disclosing ownership of, and transactions in, the corporation’s securities. Moreover, in certain instances, Section 16 requires disgorgement to the corporation of “short-swing” profits from transactions in these securities.

To ensure compliance with Section 16’s requirements, the Company requires that each officer and director confer with this firm, Salon Marrow Dyckman Newman & Broudy LLP, before purchasing or selling any securities that have been issued by the Company (including derivative securities such as options, puts and calls).

Moreover, under Section 16 the SEC requires that companies disclose, in proxy materials and/or Forms 10-K, the names of officers, directors and greater than ten (10%) percent shareholders who have failed to file required reports on a timely basis. To avoid the need to make such potentially embarrassing disclosures, it is particularly important that directors and officers understand and comply with the SEC’s requirements.

1.	Filing Reports

A person who becomes an officer or director of the Company must file a Form 3 (Initial Statement of Beneficial Ownership of Securities) with the SEC, and with the Company within ten (10) days after becoming an officer or director. (Note that directors and officers must file a Form 3 even if they own no securities of the Company -- the absence of beneficial ownership should be disclosed on the form.) A person who becomes an owner of more than ten (10%) percent of the Company’s common stock also must file a Form 3 within ten (10) days after acquiring such an amount of stock.

Subsequent to a Form 3 filing, any change in the filing person’s beneficial ownership of the Company securities must be reported on Form 4 (Statement of Changes in Beneficial Ownership of Securities). The Form 4 must be filed with the SEC, and the Company on or before the tenth day of the month following any such change. Please note the discussion of “beneficial ownership” and “pecuniary interest” further below.

In 1991, the SEC added an additional form, Form 5, which every person subject to Section 16 reporting is required to file within 45 days after the end of the Company’s fiscal year. Form 5 serves as an annual reconciliation of the person’s Section 16 reports, including disclosure of certain small acquisitions, exempted transactions, changes in ownership due to stock splits and stock dividends, and total beneficial ownership of the registrant’s equity securities at year-end. As with Forms 3 and 4, copies of Form 5 must be filed with the SEC, with the Company. However, insiders with no reportable transactions during the fiscal year end need not file a Form 5. In those cases where no Form 5 is required the Company requests that officers and directors notify the Company of this fact. It has been Company policy to assist officers and directors in filing such forms.

Directors and officers should be alert to a potential trap: they will still be required to file a Form 4 for transactions after they cease to be a director or officer of the Company if the transactions occur within 6 months of their last transaction while a director or officer. Moreover, no later than 45 days after the end of the fiscal year in which the resignation occurs, a Form 5 may be required with respect to certain exempt transactions. On both of these forms, directors and officers should indicate that insider status has terminated. As noted above, failure to file these reports in a timely manner will result in potentially embarrassing disclosure in the Company’s proxy statement or Form 10-K.

For purposes of these reports, the SEC rules generally defines “officer” to include the president, principal financial officer, controller or principal accounting officer and those officers in charge of a principal business unit, division or function of the Company and others who perform significant policy-making functions for the Company. In addition, under certain circumstances officers of the Company’s subsidiaries could be required to file reports if they perform significant policy-making functions for the Company. In many cases, officers for purposes of Section 16 reporting are the same persons designated as “executive officers” in the Company’s proxy statements and other periodic reports. Unless you have been designated an executive officer for the purposes of the Company’s proxy statement, you are probably not an “officer” subject to Section 16’s reporting requirements.

In addition, Section 16(a) of the 1934 Act speaks in terms of “beneficial ownership” rather than legal or record ownership. The SEC’s rules essentially include two beneficial ownership concepts. The first, used in determining who is a greater than 10-percent shareholder required to file Section 16 reports, focuses on a person’s voting or investment power over securities as a major factor in determining beneficial ownership. As a practical matter, if a person has sole or shared voting or investment power over securities, that will usually be sufficient to find that those securities are beneficially owned for purposes of Section 16.

Once a person is required to file Section 16 reports, the SEC uses a second beneficial ownership concept, based on a person’s direct or indirect “pecuniary interest” in securities, to determine which transactions need to be reported and are subject to potential profit disgorgement. Essentially, this second test is predicated on an insider’s ability to profit from purchases or sales of securities. In determining the existence of a pecuniary interest, there is a rebuttable presumption that a person has a pecuniary interest in securities held by members of his or her immediate family if they share the same household. A person may also be held to be the beneficial owner of securities registered In the name of a partnership, corporation, trust or other entity over which he or she has a controlling influence. Finally, special rules exist for fiduciaries and beneficiaries of trusts and partners of partnerships.

Given the difficulty of applying Section 16’s “beneficial ownership” concepts, this firm is prepared to assist officers, directors and other filing persons in making such determinations.

Although the Company may help in the preparation and filing of the forms, the ultimate responsibility to file Form 3, 4 and 5’s rests with the officer, director or greater than ten-percent shareholder. For each form three copies (at least one of which is manually signed by the individual) must be filed with the SEC and, as noted above, copies must be provided to the Company.

2.	Disgorgement of Profits Under Section 16(b)

Supplementing the reporting requirements of Section 16(a) is the so-called short-swing trading provision contained in Section 16(b) of the 1934 Act. This section provides that any profit realized by an officer, director or more than ten-percent shareholder from any purchase and sale or sale and purchase of any equity security of the Company within any period of less than six months shall inure to and be recoverable by the Company. Unlike other provisions in the federal securities laws, intent to take unfair advantage of non-public information is not required for recovery under Section 16(b). In other words, transactions in the Company’s securities within 6 months of one another can lead to disgorgement irrespective of the reasons for or purposes of the transaction.

It is irrelevant for Section 16(b) purposes whether the purchase or the sale comes first. Furthermore, the courts will match the lowest purchase price with the highest sale price. Thus, although the officer or director may have realized an economic loss, he may be treated for Section 16(b) purposes as having realized a “profit”.

Potential profit disgorgement also may attach to transactions in derivative securities. For example, the purchase of a call option on the Company’s stock and a sale of either the option or shares of the Company’s stock within six months would be subject to potential disgorgement rule of Section 16(b).

In the past, Section 16(b) liability could also attach where an officer and director exercised an employee stock option granted many years previously and then sold the stock within six months of the option’s exercise. Fortunately, the SEC has revised its rules to treat the grant or purchase of the option -- rather than its exercise -- as the date of acquisition for purposes of measuring the six-month period. Thus, in many cases an Option held for over six months can be exercised and the stock sold immediately without fear of profit disgorgement.

3.	Prohibition of Short-Sales

Section 16(c) of the 1934 Act prohibits any short sale or short sale” against the box” of Company securities by any officers, directors of greater than ten percent shareholders. A short sale is the sale of a security not owned by the seller, or if owned, not delivered (the so-called short sale “against the box”), which involves the borrowing of shares by the seller’s broker for the account of the seller and delivery of the borrowed shares to the buying broker. At some point in the future, the short seller must purchase the securities to cover the short position. Because the short seller hopes that he or she will be able to purchase at a price lower than the price which the short sale was made, a short seller expects a security to decline in market value from present levels.

C.	1933 Act Issues

Under the Securities Act of 1933 (“1933 Act”), an “affiliate” of the Company (i.e., all directors and almost all officers) may not sell securities of the Company unless such sale is covered by a 1933 Act registration statement or such sale is made pursuant to an exemption from the registration requirement. The usual exemption relied on by affiliates is Rule 144 under the 1933 Act which, among other conditions noted below, generally requires that the securities have been held for at least one year and any sales be made through transactions with broker-dealers. It is important that the broker-dealer through whom or to whom an affiliate is selling his securities be informed that the securities are being sold pursuant to Rule 144.

Rule 144 essentially restricts an affiliate of the Company from selling during any three-month period an amount of the Company’s securities more than the greater of:

(a)	one percent of the outstanding securities of that particular class of securities, or

(b)	the average weekly trading volume of that class of securities during the four calendar weeks preceding the date a broker is directed to execute the transaction.

In addition, if the sale involves over 500 shares or other units, or a sales price exceeding $10,000, a Form 144 must be filed, at the time the sale order is placed or executed, with the SEC and securities exchanges where that class of the Company’s securities trades.

ACKNOWLEDGEMENT

I acknowledge receiving a copy of a memorandum titled “Federal Securities Considerations for Management of REPRO-MED SYSTEMS, INC.

Date:
Name:
Title:

Please return this acknowledgement to Andy Sealfon